Rydex Series Funds
                         9601 Blackwell Road, Suite 500
                            Rockville, Maryland 20850


July 10, 2009


VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Kimberly Browning

Re: REQUEST FOR WITHDRAWAL PURSUANT TO RULE 477 UNDER THE SECURITIES ACT OF 1933 (FILE NO. 333-160175)
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Ladies and Gentleman:

On behalf of Rydex Series Funds (the "Trust"), we request, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), the withdrawal of Post-Effective Amendment No. 1 to the Trust's registration statement on Form N-14 (File No. 333-160175), which was filed with the U.S. Securities and
Exchange Commission on June 23, 2009 (via EDGAR Accession No. 0000950123-09-016360) ("PEA No. 1"). PEA No. 1 is being withdrawn because it was filed under the wrong EDGAR form type. The Trust intends on re-filing PEA No. 1 under the correct form type. No securities were sold in connection with the above referenced registration statement.

Should you have any questions or comments, please do not hesitate to call W. John McGuire at 202.739.5654 or Sarah Swain at 202.739.5808.

Sincerely,

Rydex Series Funds


By:   /S/ JOANNA HAIGNEY
      ------------------
      Joanna Haigney
      Secretary